

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

September 15, 2016

Robert Bernshteyn
Chief Executive Officer
Coupa Software Incorporated
1855 S. Grant Street
San Mateo, CA 94402

      Re: Coupa Software Incorporated
             Registration Statement on Form S-1
             Filed September 8, 2016
             File No. 333-213546

Dear Mr. Bernshteyn:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Notes to Consolidated Financial Statements

Note 18. Subsequent Events (unaudited), page F-36

1.   As previously requested in prior comment 34 in our letter dated March 14, 2016, please revise your disclosure to include the expected impact that additional share-based awards granted after the balance sheet date will have on stock-based compensation expense in future periods. Refer to ASC 855-10-50-2(b).

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have questions regarding comments on the financial statements and related matters.

Robert Bernshteyn
Coupa Software Incorporated
September 15, 2016
Page 2

        Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or, in his absence, me at (202) 551-3453 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                        Sincerely,

                                        /s/ Jan Woo

                                        Jan Woo
                                        Legal Branch Chief
                                        Office of Information Technologies
                                        and Services

cc: Richard C. Blake, Esq.
        Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP